Exhibit 99.1

Mountain Province Diamonds Completes the Kennady North Winter Exploration Program

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 23, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the completion of the winter drilling program at their Kennady North Project.  The 100%-owned Kennady North Project was recently acquired through a business combination with Kennady Diamonds Inc. (see news release dated April 13, 2018).

Three drill rigs have been active on the program, with one drill dedicated to delineation drilling on Faraday 2, a second drill dedicated to geotechnical drilling on the Faraday kimberlites, and the third drill testing exploration targets within the Kelvin-Faraday Corridor.  A total of 38 drill holes were completed for a program total of 6,826 metres.

Delineation drilling on the northwest extension of the Faraday 2 kimberlite has been completed.  The northwest extension, discovered in 2017, extends the Faraday 2 kimberlite by over 150 metres, with geologic units in the inferred resource continuing into the northwest extension (see Kennady Diamonds news releases dated September 11, 2017 and March 7, 2018).  The completed drilling is expected to advance the Faraday 2 pipe shell model to an inferred level of confidence.  Results since the last update (see Kennady Diamonds news release dated April 5, 2018) are summarized in Table 1 below.

Table 1:  Faraday 2 2018 Delineation Drill Program

Drill Hole	DH Purpose	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
KDI-18-012a	Delineation/Exploration	000	-90	254.33	270.52	15.18**	334
				279.68	292.94	11.37**
				297.36	298.34	0.45**
				304.00	305.45	0.51**
KDI-18-012b	Delineation/Exploration	305	-80	-	-	-	317
KDI-18-013	Delineation/Geotech	038	-66	258.69	288.97	28.05**	319
KDI-18-019	Delineation/Exploration	039	-67	306.83	315.45	8.62	337
				322.75	323.80	1.05
				330.63	331.00	0.37
KDI-18-022	Delineation	040	-68	250.50	295.25	44.75	307
*Intercepts are not true widths. **Includes minor country rock intercepts.

See the appendix to the news release posted on the Company's website for a plan-view drill hole map regarding the Faraday 2 delineation program.

Drill holes KDI-18-012 a&b were designed to test for continued extension of the Faraday 2 body along strike to the northwest.  Vertical hole 18-012a is interpreted to have intersected the marginal zone of the kimberlite as evidenced by the regular intervals of country rock gneiss interbedded within the kimberlite.  Hole 18-012b was drilled to the northwest along the projected strike of the body and did not intersect kimberlite, indicating that the pipe had changed orientation.  Angled drill hole 18-019 was subsequently drilled in a northeasterly direction and it clipped the bottom edge of the body, indicating that the pipe was now likely trending to the north.  Drill hole 18-013 deviated slightly and intersected the kimberlite off centre and across 28 metres compared to the 50 metre intervals achieved in adjacent delineation holes.  In comparison, drill hole 18-022 hit close to the target zone for a 44.75 metre kimberlite intercept.  Irrespective of minor deviations in some of the drill holes, the entry and exit pierce points will provide valuable information to advance the three-dimensional modeling of the pipe.

The final hole of the geotechnical program was completed on Faraday 1-3.  The hole was designed to test the geotechnical characteristics of the country rock for the purposes of open pit mine design and was not targeted to intersect kimberlite.  Results are summarised in Table 2 below.

Table 2:  Faraday 1-3 Geotechnical Drilling

Drill Hole	DH Purpose	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
KDI-18-017	Geotechnical	320	-45	-	-	-	189

Dr. Tom McCandless, former director and qualified person for Kennady Diamonds and now technical advisor to Mountain Province, commented, "The goal of the Faraday geotechnical program was to complete drilling that will advance the Faraday kimberlites from a scoping-level to a pre-feasibility level of confidence in terms of geotechnical analysis.  In this respect the program was very successful, with all of the planned drill holes and associated geotechnical surveys, ground water sampling and other required testwork completed."

Since early April, a third drill rig has been dedicated to testing geophysically-defined exploration targets located in close proximity to the Faraday and Kelvin kimberlites.  A total of eight targets were tested with a total of seventeen drill holes.  Kimberlite has been intersected in all holes, consisting of kimberlite sheet complexes with the longest intercept being 6.85 metres of coherent kimberlite.  In every case the kimberlite sheets are intimately associated with greater zones of altered and brecciated country rock.

Table 3 below summarizes the results for exploration targets drill tested to date.

Table 3:  Results for exploration targets tested under Faraday Lake

Drill Hole	Target	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
Targets Near the Faraday Kimberlites
KDI-18-014a	Target #18-01	000	-90	34.53	35.55	1.02	165
				46.20	46.31	0.11
KDI-18-014b	Target #18-01	017	-45	89.33	89.54	0.21	199
				91.15	93.64	2.49
				95.18	95.47	0.29
				96.89	98.09	1.20
KDI-18-015	Target #18-01	283	-45	78.87	79.18	0.31	199
				91.66	97.30	5.41**
KDI-18-016a	Target #18-02	000	-90	64.48	66.49	2.01	119
				75.18	76.91	0.93**
KDI-18-016b	Target #18-02	220	-65	61.03	61.31	0.28	131
				62.00	65.37	2.29**
KDI-18-016c	Target #18-02	220	-45	66.89	68.98	1.68**	122
				79.51	82.65	3.14
KDI-18-018a	Target #18-03	000	-90	128.00	133.00	5.00	179
KDI-18-018b	Target #18-03	341	-62	192.73	193.16	0.43	269
				198.02	198.79	0.77
				203.61	204.13	0.52
				225.27	225.77	0.50
				238.64	239.66	1.02
KDI-18-020b	Target #18-04	145	-45	56.70	56.83	0.13	116
				59.53	60.08	0.55
				61.92	62.00	0.08
				68.97	70.04	1.07
KDI-18-020c	Target #18-04	145	-71	60.22	63.28	3.06	119
KDI-18-021a	Target #18-05	000	-90	69.60	75.58	4.37**	126
KDI-18-021b	Target #18-05	125	-45	61.26	64.94	3.68	152
KDI-18-023	Target #18-06	220	-76	68.00	69.00	1.00	119
KDI-18-024	Target #18-07	145	-55	59.25	60.50	1.25	121
				66.00	66.50	0.50
				83.50	84.00	0.50
Target Near the Kelvin Kimberlite
KDI-18-025	Target #18-08	135	-55	37.75	45.00	6.85**	119
KDI-18-026	Target #18-08	135	-55	38.00	42.50	4.50	114
*Intercepts are not true widths. **Includes minor country rock intercepts.

Dr. McCandless further commented, "We conducted a systematic approach to drill testing exploration targets located in close proximity to the known Faraday and Kelvin kimberlites.  While only kimberlite sheets were intersected, in each case the subtle geophysical anomalies we targeted were explained by intervals of highly altered and fractured country rock immediately adjacent to the kimberlite sheets.  Similarly fractured and altered country rock is associated with both the Kelvin and the Faraday pipes and we are confident that kimberlite pipes may be associated with some of the geophysical anomalies that remain to be tested."

****

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Dr. Tom McCandless, P.Geo., technical advisor to Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/23/c5250.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:00e 23-MAY-18